SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, No. 196, 24th floor 20091-005 Rio de Janeiro - RJ Phone #: (21) 2514-6001

EXCERPT OF THE MINUTES OF THE 2822nd MEETING
OF THE EXECUTIVE BOARD OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, HELD ON NOVEMBER 26, 2018.

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

I hereby certify, for the due purposes, that on November 26, 2018, at 02:30pm, the Executive Board of Centrais Elétricas Brasileiras S.A. – Eletrobras met at the Company’s Head Office, at Avenida Presidente Vargas, 409, 13th floor, Edifício Herm Stoltz - Rio de Janeiro – RJ. The Chairman WILSON FERREIRA JR., the Officers LUCIA MARIA MARTINS CASASANTA, ARACILBA ALVES DA ROCHA, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES, and ARMANDO CASADO DE ARAUJO were present; also attending were Mr. Alberto Galvão Moura Jardim, Head of the Chairman’s Office; Luiz Augusto P. A. Figueira, Strategy, Corporate Management and Sustainability Superintendent, and the Distribution Board’s General Coordinator, Marcos do Nascimento Pereira. Decisions: RES-806/2018. To approve the execution of the Instrument that provides for the payment by Amazonas Energia to Cigás of an installment at a price equivalent to the PIS/PASEP and COFINS contributions levied on the payments of CCDs, IADs, and other instruments. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board No. DD-021, dated 11.22.2018, after examination and analysis, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. to approve the execution of the Instrument of Assumption of Liability and other Covenants between Companhia de Gás do Amazonas - Cigás and Amazonas Distribuidora de Energia SA, having Centrais Elétricas Brasileiras S.A. - Eletrobras, the intervening consent party, as guarantor; 2. to establish that the Distribution Board - DD, Generation Board - DG, the Legal Superintendent’s Office - PRJ, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS, each within its scope of action, take the necessary steps to comply with this Resolution. RES 807/2018. Amazonas Energia – Posting of Bond and Assumption of Debt by Eletrobras under the terms of the Pending Matter Closing Term – TEP, to be executed between Eletrobras and Petrobras. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board No. DF-094, dated 11.22.2018, after examination and analysis, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. to approve the execution by Eletrobras, as intervening party and guarantor, in the Amendment to the Debt Confession Instrument of Amazonas Energia with Petrobras, executed on April 30, 2018 (ICD 2014), for extension of the term for formal execution of securities: ➢ providing for the extension of term to pledge debt claims arising out of inefficiencies provided for in Law No. 13.299/2016 (National Treasury funds), with the new term being Sixty (60) days as of December 31, 2018;➢ until the pledge provided for in Item 3.1 is posted, establishing that the debt shall be secured: (i) by the execution of the Contract of Full Fiduciary Assignment of Credit Rights connected to the consent decree executed between Eletrobras and Eletropaulo, at the historical amount of One Billion and Four Hundred Thousand Brazilian Reais (BRL 1,400,000,000.00), taking into consideration the inflation adjusted contract value for the purposes of posting such bond; and (ii) by the posting of trust guarantee of Eletrobras concerning the rest of the value of the bond herein replaced; both posted concomitantly to the amendment to ICD 2014; ➢ the securities may be replaced, upon request of Amazonas Energia and/or Eletrobras, proportionally and at any time, upon the posting of a new bond accepted by Petrobras; 2. to approve the following general conditions for the execution by Eletrobras, as intervening party and guarantor, in

PR Rua da Quitanda, No. 196, 24th floor 20091-005 Rio de Janeiro - RJ Phone #: (21) 2514-6001 the Amendment to the Debt Confession Agreement executed on April 30, 2018 (ICD 2018-2): ➢ value: Five Hundred Seventy-One Million, Eight Hundred Sixty-Nine Thousand, Seven Hundred and Thirteen Brazilian Reais and Seventy Cents (BRL 571,869,713.70); ➢ payment term: 36 months, 6 of which being grace period; ➢ interest rate: 124.75% of CDI; ➢ corporate bond of Eletrobras until the change of control; 3. to approve the execution by Eletrobras of the Amendment to the Debt Confession Instrument executed on April 30, 2018 (ICD 2018-2), as debtor, and with the posting of security interest: ➢ value: Three Million and Sixty-Nine Thousand Brazilian Reais (BRL 3,069,000.00); ➢ payment term: 36 months; ➢ interest rate: 124.75% of CDI; ➢ security: Receivables from loans executed between Eletrobras and its companies, including Cepisa, Acre and Ceron; ➢performance clause conditioning the effects of the contract to the success of the privatization auction of Amazonas Energia; 4. condition items 1 and 2 above to the execution by Eletrobras and other parties of the Pending Matter Closing Term – TEP; 5. to delegate powers to the Executive Board to approve definitive instruments referring to items 1 to 3 above; 6. to determine that the Financial and Investor Relations Board - DF, the Generation Board - DG, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. RES 808/2018. Approval of the 5th Amendment to Contract No. OC 1902/2006 made by and between Cigás and Amazonas GT, with intervenience and consent of Petrobras, Eletrobras and Amazonas Distribuidora (downstream), and Cigás and Petrobras, with intervenience and consent of Eletrobras, Amazonas Distribuidora and Amazonas Geração e Transmissão (upstream). The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board No. DG-052, dated 11.22.2018, after examination and analysis, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. to approve the conditions proposed and the execution by Eletrobras, as Intervening Party, keeping the bond originally posted by Eletrobras in favor of Amazonas Distribuidora under the Fifth Amendment to the Natural Gas Sale Agreement No. OC 1902/2006 executed by and between Companhia de Gás do Amazonas (Cigás) and Amazonas Geração e Transmissão S.A. (Amazonas GT), with the intervention and consent of Petróleo Brasileiro S.A. (Petrobras), of Centrais Elétricas Brasileiras S.A. (Eletrobras), and of Amazonas Distribuidora de Energia S.A. (Amazonas Distribuidora) (downstream) and between Cigás and Petrobras, with the intervenience and consent of Eletrobras, Amazonas Distribuidora and Amazonas GT (upstream), as per draft attached hereto; 2. to determine that the Legal Superintendent’s Office - PRJ, the Generation Board - DG, the Distribution Board - DD, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. RES 809/2018. Amazonas Energia and Amazonas GT – New Profiling of the debt of Amazonas Distribuidora, and for Grant of Financing to Amazonas GT, connected to the disbursement of funds into the Escrow Account and the 5th Amendment to GSA Manaus - gas supply agreement. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board No. DF-096, dated 11.26.2018, after examination and analysis, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. to a approve the new profiling of the debt service of Amazonas Distribuição with Eletrobras, upon the following legal conditions: ➢ value: BRL 1,930 Million (on October 31, 2018); ➢ grace period: 24 months; ➢ adjustment: 124.75% of CDI; ➢ amortization: 60 months; ➢ security: Security interest to be presented by the new controller, in keeping with the rules established in the auction notice; 2. to approve the grant of financing to Amazonas GT, earmarked for the deposit of funds into the escrow account provided for under Articles 4 and 5 as amendments to the natural gas supply agreement with Petrobras and CIGÁS, with the following general conditions: ➢ value: up to BRL 240,000,000.00; ➢ grace period: until December 31, 2019; ➢ amortization: 24

PR Rua da Quitanda, No. 196, 24th floor 20091-005 Rio de Janeiro - RJ Phone #: (21) 2514-6001 installments, with the first of which to mature on the 30th day of the month subsequent to the expiration of the grace period; ➢ adjustment: 124.74% of CDI; ➢ security: receivables. 3. to approve the extension of the requirement to pay the principal of the concession agreements granted by Eletrobras to Amazonas GT ECFs 3023/2012, 3060/2013, and 3120/2014, until December 31, 2019, keeping the other contractual conditions of the agreements; 4. to approve the suspension, until December 31, 2019, of the requirement to pay the principal of ECFs 3025/2012, 3349/2017, and ECR-284/2014, the overdue amount of which, on October 31, 2018, totals BRL 80,282,325.31 Million; 5. to approve the new agreement on the overdue debt concerning duties, ascertained on October 31, 2018, with the following general conditions: ➢ value: BRL 115,285,119.33 on October 31, 2018; ➢ grace period: until December 31, 2019; ➢ amortization: 24 installments, with the first of which to mature on the 30th day of the month subsequent to the expiration of the grace period; ➢ adjustment: 124.74% of CDI; ➢ security: receivables; 6. to delegate powers to the Executive Board to approve instruments referring to items 1 to 5 above; 7. to determine that the Financial and Investor Relations Board - DF, the Generation Board - DG, the Distribution Board - DD, the Legal Superintendent’s Office - PRJ, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. RES 810/2018. Approve the execution of the Instrument of Agreement made by and between Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A., Centrais Elétricas Brasileiras S.A. – Eletrobras and Amazonas Geração e Transmissão de Energia S.A. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board DD-022, dated 11.22.2018, after examination and analysis, RESOLVED to refer the following proposals to the Board of Directors: 1. to approve the execution of the Instrument of Agreement made by and between Centrais Elétricas Brasileiras S.A. – Eletrobras, Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A. and Amazonas Geração e Transmissão de Energia S.A.; 2. to establish that the Distribution Board - DD, the Financial and Investor Relations Board - DF, the Legal Superintendent’s Office - PRJ, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS, each within its scope of action, take the necessary steps to comply with this Resolution. Without further issues to consider, the Chairman closed the works, ordering the issuance of this certificate, which after read and approved was signed and issued by me, CLAUDIA LEITE TEIXEIRA CASIUCH, Secretary. The other resolutions that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6.404 (Corporations Act), thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act. (sign.) Chairman: WILSON FERREIRA JR.; Officers: LUCIA MARIA MARTINS CASASANTA, ARACILBA ALVES DA ROCHA, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES, and ARMANDO CASADO DE ARAUJO.

Rio de Janeiro, September 4, 2019.

CLAUDIA LEITE TEIXEIRA CASIUCH

Interim General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.